
ANGLO AMERICAN


MAY 18 2006
WASH., D.C.
199
SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk



10 May, 2006


06013548

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- AA plc - Exercise of underwriters' option
- AA plc - AGM 2006 Address tro shareholders by chairman and chief executive
- AA plc - AngloGold Ashanti share offering

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant

Encs - 15 copies

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk



News Release

20 April 2006

Anglo American plc announces completion of offering of AngloGold Ashanti ordinary shares

Anglo American plc today announces that Anglo South Africa Capital (Proprietary) Limited ("ASAC"), a wholly owned subsidiary of Anglo American, has completed the sale of 19,685,170 ordinary shares ("ordinary shares") of AngloGold Ashanti Limited, including 3,356,857 ordinary shares that were the subject of an overallotment option granted to the underwriters. AngloGold Ashanti Limited also completed the sale of 9,970,732 ordinary shares.

As a result of these transactions, Anglo American's percentage interest in AngloGold Ashanti Limited has been reduced to 41.8%.

A final prospectus supplement for the combined offering was filed with the U.S. Securities and Exchange Commission on 12 April 2006. Copies of the final prospectus supplement and prospectus may be obtained from the offices of Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, telephone: 1-866-471-2526 and from UBS Securities LLC, 1285 Avenue of the Americas, New York, New York 10019-6028, telephone: 1-888-827-7275.

For further information:

Investor Inquiries
Nick von Schirnding
Tel: +44 207 968 8540

Charles Gordon
Tel: +44 207 968 8933

Anne Dunn
Tel: +27 11 638 4730

Media Inquiries
Pamela Bell
Tel: +44 207 968 8568

Daniel Ngwepe
Tel: +27 11 638 2267

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138



News Release

19 April 2006

Anglo American plc announces exercise of Underwriters' Option

Anglo American plc today announces that the underwriters for the offering of ordinary shares ("ordinary shares") of AngloGold Ashanti Limited by Anglo South Africa Capital (Proprietary) Limited, a wholly owned subsidiary of Anglo American, have exercised their option to purchase 3,356,857 additional ordinary shares in the form of AngloGold Ashanti American Depositary Shares ("ADSs") at the offering price of US$51.25 per ADS. The shares are scheduled to be delivered on 20 April 2006, the same date as the scheduled closing of the offering.

After the completion of the offering, Anglo American's holding in AngloGold Ashanti Limited will be 41.8%.

The combined offering was led by Goldman, Sachs & Co. and UBS Investment Bank as joint global coordinators and joint bookrunners for the combined offering. BMO Nesbitt Burns and J.P. Morgan Securities acted as co-managers.

A final prospectus supplement for the combined offering was filed with the U.S. Securities and Exchange Commission on 12 April 2006. Copies of the final prospectus supplement and prospectus may be obtained from the offices of Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, telephone: 1-866-471-2526 and from UBS Securities LLC, 1285 Avenue of the Americas, New York, New York 10019-6028, telephone: 1-888-827-7275.

For further information:

Investor Inquiries
Nick von Schirnding
Tel: +44 207 968 8540

Charles Gordon
Tel: +44 207 968 8933

Anne Dunn
Tel: +27 11 638 4730

Media Inquiries
Pamela Bell
Tel: +44 207 968 8568

Daniel Ngwepe
Tel: +27 11 638 2267

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk


ANGLO
AMERICAN



News Release

25 April 2006

Anglo American AGM 2006

Address to shareholders by the chairman and chief executive

At Anglo American plc's Annual General Meeting for shareholders in London today (25 April 2006), Sir Mark Moody-Stuart, chairman, and Tony Trahar, chief executive, made the following remarks:

Speech by Sir Mark Moody-Stuart, Chairman, to the Anglo American plc Annual General Meeting - 25 April 2006

Ladies and Gentlemen, 2005 was another year of strong prices for most of our commodities. This contributed to a 39% increase in underlying earnings. Given the strong cash generation achieved for the period, the Board is pleased to recommend an increase in the normal dividend to 90 US cents - an increase of 29% - together with a special dividend of 33 US cents per share. In addition we have commenced a share buy-back programme of $2 billion to be implemented during this year.

As the Chief Executive will outline in greater detail, during 2005 the Board carried out a strategic review that will result in the most significant change in the shape of our business since our listing in London. Over the last six years we have divested some $9 billion of non-core assets as part of a strategy of concentrating on our core natural resources businesses and of upgrading the quality of our assets. The decisions taken at the end of last year will move this strategy on to

the next stage and will result in the creation of a more focussed mining and quarrying business.

Our management team under Tony Trahar's strong leadership, has been making good progress with the implementation of this strategy. We expect all the key milestones to have been achieved well before next year's AGM. Tony is determined to drive through the completion of this programme. He has indicated to the Board that with the completion of this phase of the Group's development he believes it would be appropriate for him to make way for a new leader to oversee the next phase of our plans for growth. Since Tony will by then be approaching his normal retirement age, the Board has accepted the logic of this view. It provides us with the prospect of securing a smooth and orderly transition and of creating a leadership group with the prospect of many years in the job. We have, therefore, commenced a process of identifying a successor. Nevertheless, Tony's continuing commitment as Chief Executive to the completion of our strategic restructuring means that this is not the moment for valedictories, save to note the enormous contribution which Tony has made and continues to make to Anglo American's development and success.

Governance

During the year there were an unusually large number of changes to the Board. At last year's AGM you elected three new Executive Directors, David Hathorn, Rene Medori and Simon Thompson and one new Non-Executive, Ralph Alexander.

At the end of 2005 two Executive Directors, Tony Lea and Barry Davison, retired from the Board. Tony Lea was our Finance Director from the time of the formation of Anglo American in 1999 having previously served the Group for many years in both Anglo American Corporation and Minorco. He played a pivotal role in establishing the company's credibility with the investment community. Tony successfully handed over his role as Finance Director to Rene Medori last September, but continues to be available for advice. Barry Davison joined the Board in 2001 as Executive Chairman of Anglo Platinum. Barry is a man with a real passion for his product and he has played a major role in the rapid expansion

of global platinum demand as well as in negotiations with the South African Government around the evolving black economic empowerment agenda. He continues as non-Executive Chairman of Anglo Platinum. We are grateful to both Tony and Barry for their contributions to the success of the Group.

From 1 January, Peter Woicke joined the Board and is proposed for election today. He has had a distinguished career in finance including as a Managing Director of the World Bank and as Chief Executive Officer of the International Finance Corporation.

It is with regret that I report the decision of Dr Maria Silvia Bastos Marques to step down from the Board after two and a half years. I would like to thank her for her distinctive and valued contribution to our deliberations. I am also delighted to recommend the election of Dr Mamphela Ramphele who has previously served as a Non-Executive Director of Anglo American Corporation of South Africa and as Vice Chancellor of the University of Cape Town. Dr Ramphele also brings a distinguished record of public service outside of South Africa including as a Managing Director of the World Bank.

These changes will bring the Board back into compliance with the Combined Code requirement that at least half of the Board should be made up of independent non-Executives - excluding myself.

For the coming year we will be making some changes to the composition of our Board Committees. Mr Phaswana will step down from the Remuneration Committee. Mr Margetts will be leaving the Audit Committee and will be replaced by Mr Woicke. Dr Ramphele and Mr Woicke will join the Nominations Committee. Mr Alexander and Dr Ramphele will join the Safety and Sustainable Development Committee.

I should like to thank those Directors who have chaired Board Committees: David Challen, Chairman of the Audit Committee; Chris Fay, who chairs the Safety and Sustainable Development Committee; Fred Phaswana who chairs the Nominations

Committee; and Rob Margetts who has led our work on remuneration. I am grateful for the experience and judgement which each has brought to these important areas of our work.

International Context

The Chief Executive will report upon the Company's operational performance, but I would like to preface this with some comments on the changing international context in which we are working and to touch on some of the issues contained in our Report to Society 2005 – which was published last week and is available here today if you would like a copy.

Some 70% of our operations are in developing countries. In many of them government capacities are limited or lacking, institutions are often weak and poverty is a major challenge. The sectors in which we are active have a number of distinct characteristics. These include:

- Firstly, our operations have significant environmental and social impacts that need to be carefully managed;
- Secondly, since mining involves the extraction of a non-renewable natural resource it presents distinct challenges in relation to sustainable development. We therefore seek to ensure that during the lifetime of a mine we balance the depletion of a natural resource through growing the stock of social, human and man-made capital. This is not too difficult where there is an effective State that makes good use of tax revenues – but that is not always the case;
- Thirdly, the revenues that we generate are often volatile and may cause macro-economic difficulties and extractive revenues have sometimes been subject to wholesale embezzlement by government; and
- Fourthly, our assets are immobile and once we have committed to the development of an operation we have a clear incentive to manage relations with stakeholders in such a way as to minimise conflict and to promote stability and prosperity.

These distinctive challenges involve us in having to manage a wide range of increasingly salient social and political risks. These issues are not peripheral, but are fundamental to our continuing access to land and resources and to our ability to attract investors and the best talent.

Moreover, I think we are seeing a retreat from some of the protections of fiscal and regulatory stability that inward investors enjoyed in many countries during the late 1990s and the early years of the twenty-first Century. Fuelled in part by an increase in nationalism around the exploitation of natural resources and by the current boom in commodity prices, some governments have been seeking a proportionately higher tax take. In such situations, governments need to recall that investor confidence is important at times of famine as well as feast and they should avoid tax models which do not reflect market lows or which, through reducing margins, lessen the resources which can be viably developed.

However, there is an important risk management point here for extractive companies. Whilst we cannot and should not take on responsibilities that are properly those of governments, we also cannot stand aloof from major governance and social issues in the countries where we operate.

Thus, it is important for our industry to be actively engaged in maximising our beneficial impacts in areas like poverty reduction and to support good governance measures, such as the Extractive Industries Transparency Initiative or the International Council on Mining and Metals' Resource Endowment project. At a community level it is crucial too for us to understand the needs, priorities and concerns of the communities where we work through structured engagement and to seek, through our work in areas like training and supply chain development, to ensure that other skills and enterprises are generated to take the strain when mining stops in a locality. In all these areas, working alone and through initiatives like the International Council on Mining and Metals, the Global Compact, the Global Business Coalition on HIV/AIDS, and the new NEPAD Investment Climate Facility, I believe Anglo American to be at the forefront of addressing these strategic risks to our business.

Climate Change

I want to highlight one other area that relates to sustainable development, namely climate change. As a company with energy use equivalent to that of Finland, we have a corporate responsibility to manage and reduce our carbon impacts and to anticipate the likely regulatory developments and costs of carbon which society will impose. This is highly relevant to us as a major energy user – and hence our recent decision to increase our targeted energy saving from 12% to 15% by 2014, relative to our 2004 baseline – and to use an attributed cost of carbon in all new investment decisions. This makes sound commercial sense as well as being environmentally responsible.

We are also looking at the immediate commercial opportunities created by carbon trading; by instruments such as the Clean Development Mechanism and from power generation through the use of methane drained from coal beds before they are mined - contributing to safer mining as well as to prevention of greenhouse gas emissions. We are looking too to be closely involved in technological innovations designed to mitigate the effects of climate change through, for example, our membership of the US Government led public-private partnership FutureGen project; through investigating the potential impact of carbon capture and storage via our Monash project in Australia; and through Anglo Platinum's involvement in the development and application of fuel cell technologies.

Anglo American is a long-term business and it is essential that we understand the strategic and policy imperative which will impact upon our business going forward.

In closing I would like to place on record – on your behalf – the thanks of the Board to the Chief Executive and his management team and to all our staff for their efforts, ingenuity and commitment in delivering another fine set of results.

I will now ask Tony Trahar to provide an account of the financial and operational performance of the business and of progress in implementing our strategy.

Speech by Tony Trahar, Chief Executive, to the Anglo American Annual General Meeting - 25 April 2006

Thank you Chairman. I would like to start with a few words about strategy, then to review the financial and operational highlights of 2005 and to update you on how we are addressing the issue of safety at our operations.

Before moving to the substance of my remarks may I thank you for your kind words regarding my planned retirement next year. As you know, I suggested this timescale with the clear intention of first completing our strategic restructuring programme. This will be done with due dispatch after which it seems to me that it will be a good moment, at the age of 58, to hand over to a new leadership team so that they can oversee the next phase in the development and growth of the Group.

Strategy

Over the seven years since Anglo American plc was listed in London, we have pursued a consistent, but steadily evolving, strategy designed:

- To simplify our shareholding structure, especially through the unravelling of the cross-holding with De Beers, and to increase our transparency;
- To develop a strong project portfolio as the foundation for value-enhancing growth;
- To increase the synergies available to the Group in areas like information management, technology, procurement, sustainable development and human resources;
- To further advance our strong sense of corporate social responsibility in the countries in which we operate; and
- To improve the focus of our business through the disposal of non-core assets for value;

In 2005 and the early months of 2006 we have continued to implement this strategy and we have disposed of Boart Longyear, our mining equipment

business, Samancor Chrome and a number of smaller business interests in our Ferrous and Industries division for $1.1 billion. More fundamentally, at the end of October, we announced the outcome of our strategic review that had at its heart the intention to focus increasingly on our core mining business. This will entail:

- The listing of Mondi, our paper and packaging business on the London Stock Exchange;
- The disposal of our South African steel and vanadium business, Highveld;
- The restructuring of Tongaat Hulett, in which we own a 52% stake, so as to list separately its aluminium operations;
- A strategic review of Tarmac's businesses with a view to improving its overall returns;
- Reducing our stake in AngloGold Ashanti; and finally
- Buying back $2 billion of our own shares.

On each front progress is being made.

Some shareholders may question why, given our planned focus on mining assets, we have chosen to reduce our exposure to AngloGold Ashanti at a time of rising gold prices. It is important to note the relatively small share of our earnings – some 3% in 2005 - that now comes from gold. But more particularly, gold companies have a distinctive group of investors and trade on different multiples compared with diversified mining companies. Thus, the value of our stake in AngloGold Ashanti has not been fully reflected in our overall market capitalisation. Already, through reducing our stake to some 41.8% we have realised some $1 billion in cash. The announcement of our strategy on AngloGold Ashanti and the steady progress with its implementation has been well received by the markets.

We will continue to support value creating opportunities in Mondi leading up to a separate listing. We can take credit for having built Mondi, through a combination of organic growth and shrewd acquisitions, into a major player in

both business papers and packaging. Nevertheless, the time is now appropriate to prepare Mondi for a listing in its own right.

In regard to Tarmac – the core of our industrial minerals division –, there are significant overlaps and synergies between its extractive businesses and many of the disciplines involved in mining. It also adds stability and geographical diversity to our earnings. Thus we continue to regard it as a core business whilst seeking to improve its margins and returns on capital. This process has already begun, with a number of smaller businesses having been identified for disposal, and recent acquisitions in Romania, Poland and the Czech Republic adding to its growing European base.

Financial Performance

During 2005, Anglo American continued its track record of strong earnings growth, of increasing dividends to shareholders, of identifying and developing projects to underpin our future growth; and of rigorous cost control.

We reported record underlying earnings of $3.7 billion, an increase of 39% compared with 2004. We also achieved record production levels in coal, diamonds, iron ore, vanadium, nickel, zinc and platinum group metals and Base Metals, Ferrous Metals and Coal each generated their highest ever contribution to earnings. EBITDA was up by $1.9 billion at $9 billion - enabling us to reduce debt by almost 40% to $5 billion and to return some $2.5 billion to shareholders through a special dividend and buy-back programme.

These good results were driven by strong commodity prices and the continuing expansion of the Group's production base. Compared with 2004, the average prices in 2005 for a number of our key commodities were up 300% for vanadium, 71% for iron ore, 28% for copper; 32% for zinc; 6% for platinum and nickel and 9% for gold. This strength has continued into 2006 with copper up 51% at the end of the first quarter compared with a year before, zinc up 70%, platinum up 20% and gold up 29%. Moreover, the relative robustness of the performance of, and confidence in, the global economy has led most commentators to expect

prices to remain firm during 2006. This is underpinned in the case of a number of commodities by relatively restricted supply growth and the steep increase in many mining and processing input costs, not least of which are rising energy cots. The increasing involvement of investment funds does, however, add a greater element of unpredictability to the markets and we have seen considerable price volatility in recent weeks.

But the scale of our earnings growth did not result from passivity in the face of rising prices. A number of measures that we have put in place over the last two years significantly enhanced our performance. An example of this was our ability to deliver $730 million in cost and efficiency savings in 2005, up 32% on 2004. Whilst preserving the entrepreneurial flexibility of our business units we have increasingly sought to leverage the resources of the Group more effectively across disciplines including procurement, talent management, and technical and research support. We are currently embarking upon a similar process in relation to Information Technology through a major infrastructure consolidation process. We are also planning a significant drive to support knowledge sharing and collaboration across business units and disciplines through our new global information portal.

In relation to growth opportunities, the most cost effective route is through the development of our own greenfield projects or brownfield expansions and we have one of the largest project pipelines in the industry. In 2005 we authorised several new platinum projects and Anglo Platinum expects to increase production from 2.45 million ounces last year to between 2.7 and 2.8 million ounces in 2006.

In coal we have agreed the expansion of the Dawson project and the go-ahead for the new Lake Lindsay colliery - both in Australia. These metallurgical coal projects represent an investment of $1.4 billion. I visited the Australian coal operations last month with the Chairman and the Safety Committee and we were most impressed with the potential for further expansion. In South Africa, and subject to regulatory clearances, we expect to see the $264 million Mafube

project get under way and in Colombia an expansion at Cerrejon Coal from 28 million to 32 million tonnes per annum has been approved.

In 2005, the Board also approved a $559 million expansion of iron ore operations at Kumba's Sishen mine. This will increase production from the mine by 10 million tonnes by 2009. Our associate company, De Beers, is proceeding with the Snap Lake and Victor projects in Canada, and the Voorspoed project in South Africa. Our Base Metals operations are progressing feasibility studies for the new Barro Alto nickel project in Brazil; and for a major expansion at the Los Bronces copper mine in Chile.

In total, the Group has a current approved project portfolio of $6.7 billion with a further $10 billion to $15 billion of projects under consideration. These will underpin our growth prospects across the board.

Black Economic Empowerment

Chairman, you referred to the importance of companies working with our host societies to address their major socio-economic challenges. This is particularly relevant for Anglo American in South Africa where a great deal still needs to be done to address the legacies of the apartheid era. Anglo American has been at the forefront of business attempts to spread opportunities to new black entrepreneurs. At the grassroots level this is reflected in our drive to procure more from BEE companies – this expenditure has grown from R800 million in 1999 to R9 billion in 2005. Last year we had the honour of hosting President Mbeki at an exhibition that he asked us to stage about the work of our Anglo Zimele, our business development incubator. At any one time this is invested in some 25 to 30 companies supporting over 2,000 jobs.

I am pleased to note that AngloGold Ashanti has been granted its new order mineral rights. In relation to equity ownership, the Anglo American Group has helped to catalyse the emergence of several major South African black-owned mining companies. Over the last year, we have facilitated, through our subsidiary, Kumba, the creation of the largest black-owned, managed and

controlled mining company in South Africa and we have supported De Beers' genuinely broadly-based empowerment deal with Ponahalo.

We are also proud of the progress that is being made in establishing wider employee share ownership schemes across our Group in South Africa. We are making good progress too in increasing the proportion of historically disadvantaged South Africans in our management ranks.

BRICs

We are looking at opportunities arising from new geographies. The balance of power in the world economy has been shifting dramatically over the last five years – a process which seems certain to accelerate – as the BRIC economies, Brazil, Russia, India and China, come increasingly to the fore. These economies and their material intensive growth patterns are to a large extent driving commodity markets – as did the demands of Japanese growth in the 1960s and 1970s.

We have a long-established presence in Brazil with identified expansion opportunities. In Russia our most significant asset is Mondi's Syktyvkar mill but we have also established a representative office in Moscow and are looking at further opportunities. India is already a significant market for a number of our products and we are looking to establish a representative office during 2006 to bring us closer to operational opportunities. In China, which is already a major market for our products, Tarmac, Kumba and Mondi each have small operations and AngloGold Ashanti and Anglo Platinum have active exploration programmes. Anglo Coal has a number of significant opportunities under review.

During 2005, we acquired a small stake in major Chinese coal producer, Shenhua. We intend to look not only at conventional opportunities to acquire and develop mines but also at new partnerships both within the BRIC economies and internationally with the significant companies that are emerging from these countries.

Safety and Corporate Social Responsibility

One of our greatest challenges has been to improve our safety record. We have made a lot of progress since 1999 with a major reduction in both our number of fatalities and our lost time injury frequency rate. It has been a consistent priority at all levels from the board room to the stope. We have many examples of excellence with Base Metals, for example, not having had a fatality in over 16 months anywhere in the world. Over the last two years we have, nonetheless, seen a slowing in the momentum of improvement. We continue to suffer injuries and fatalities amongst our 128,000 employees and 44,000 contractors at our managed operations.

Over the last few months we have introduced a new framework of non-negotiable standards – the Anglo Safety Way. All senior managers, including myself, have attended a new safety training module, developed by Du Pont, as the start of a cascade process. We have also introduced a new safety peer audit process that has been successfully introduced around the Group and in terms of culture we are determined that lessons are captured and learned more effectively from safety incidents and that our managers accept that 'zero harm' is a realistic goal in our operations. I hope to be able to report on a much improved safety performance at next year's meeting.

Chairman, in your remarks you referred to a number of the important initiatives which we are pursuing in relation to sustainable development. I can confirm that the executive team see these challenges as central to the long-term future of our business including our access to capital, to talent and to land and resources. Our recently released "Report to Society", which is available to shareholders at this meeting, clearly sets out the many exciting programmes we have underway at our operations - and the progress that is being made on this front.

Conclusion

Ladies and Gentlemen, 2005 was a year of significant achievement. We achieved record earnings, production was up, costs were contained, projects were delivered on time, and further organic growth prospects were added. We have also set ourselves clear strategic targets for refocusing the Group to realise value and to provide the foundation for future growth.

In terms of risks, Chairman you have referred to issues of resource nationalism and higher taxes in some jurisdictions. There are also major cost pressures bearing upon a number of our key inputs which we have, to date, been largely successful in containing. Although there are also clearly concerns in the world economy arising from trade imbalances, the scale of the US deficit and the inflationary pressures which may result from higher energy prices, the overall outlook remains encouraging, with leading indicators signalling continuing strong global growth and robust underlying demand. If prices and demand continue at, or near, current levels the Group can expect another strong year.